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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                                 SCHEDULE 13E-4
                                (AMENDMENT NO. 3)
                          ISSUER TENDER OFFER STATEMENT
      (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                            NORTH COAST ENERGY, INC.
                              (Name of the Issuer)

                            North Coast Energy, Inc.
                        (Name of Person Filing Statement)

                     Series A 6% Convertible Preferred Stock
                 Series B Cumulative Convertible Preferred Stock
                        (Title of Classes of Securities)

                         658649207 (Series A Preferred)
                         658649405 (Series B Preferred)
                     (CUSIP Number of Classes of Securities)

                                   Garry Regan
                                1993 Case Parkway
                           Twinsburg, Ohio 44087-2343
                                 (216) 425-2330

   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person Filing Statement)

                                    Copy to:

                            Michael D. Phillips, Esq.
                            Calfee, Halter & Griswold
                         1400 McDonald Investment Center
                               800 Superior Avenue
                              Cleveland, Ohio 44114
                                 (216) 622-8200

                                December 20, 1996
     (Date Tender Offer First Published, Sent or Given to Security Holders)


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ITEM 8.  ADDITIONAL INFORMATION

         The conversion offer made by North Coast Energy, Inc. (the "Company") to the holders of its Series A 6% Convertible Preferred Stock (the "Series A Preferred Stock") and its Series B Cumulative Convertible Preferred Stock (the "Series B Preferred Stock") expired in accordance with its terms at 5:00 p.m., Cleveland, Ohio time on February 28, 1997. The terms and conditions of the conversion offer are set forth in the Company's Issuer Tender Offer Statement on
Schedule 13E-4 filed with the Securities and Exchange Commission (the "Commission") on December 20, 1996, in Amendment No. 1 thereto filed with the Commission on January 14, 1997 and in Amendment No. 2 filed with the Commission on January 31, 1997.

         An aggregate of 223,159 shares of Series A Preferred Stock and 195,201 shares of Series B Preferred Stock were validly tendered pursuant to the conversion offer and not withdrawn. The Company issued an aggregate of 2,667,403 shares of its Common Stock, $.01 par value upon consummation of the conversion offer. Of this amount, 1,115,795 shares of Common Stock were issued to the former holders of Series A Preferred Stock and 1,561,608 shares of Common Stock were issued to the former holders of Series B Preferred Stock.

         After consummation of the conversion offer, the Company has outstanding 10,753,992 shares of Common Stock, 76,931 shares of Series A Preferred Stock and 269,464 shares of Series B Preferred Stock.


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                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 13, 1997           North Coast Energy, Inc.



                                By  /s/ Timothy D. Wagers
                                   -----------------------
                                   Timothy D. Wagers,
                                   Chief Financial Officer and Treasurer